SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the month of September, 2000
                        --------------------------------

                               BRIGHT STATION PLC
                 (formerly known as The Dialog Corporation plc)
             (exact name of registrant as specified in its charter)

                         ------------------------------

                           The Communications Building
                               48 Leicester Square
                            London WC2H 7DB, England
                    (Address of Principal Executive Offices)

                         ------------------------------

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  FORM 20-F [X]                      FORM 40-F [ ]

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes [ ]                            No [X]

         On September 7, 2000, the registrant filed Exhibit No. 99.1 with the London Stock Exchange. On September 26, 2000, the registrant filed Exhibits 99.2 and 99.3 with the London Stock Exchange. On September 29, 2000, the registrant filed Exhibits 99.4 and 99.5 with the London Stock Exchange. Each exhibit to this Form 6-K is publicly available through the London Stock Exchange.
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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 3, 2000

                                              BRIGHT STATION PLC

                                              By: /s/ David G. Mattey
                                                  -----------------------
                                                  David G. Mattey
                                                  Chief Financial Officer
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                                  EXHIBIT INDEX


Exhibit No.                       Description
-----------                       -----------

99.1 Schedule 10 - Notification of Major Interests in Shares - Barclays Bank plc

99.2 Schedule 11 - Notification of Interests of Directors and Connected Persons - Daniel M. Wagner

99.3 Schedule 11 - Notification of Interests of Directors and Connected Persons - David G. Mattey

99.4 Schedule 11 - Notification of Interests of Directors and Connected Persons - Daniel M. Wagner

99.5 Schedule 11 - Notification of Interests of Directors and Connected Persons - David G. Mattey